UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc.,

One CA Plaza, Islandia,

New York 11749

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee

CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the plan years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the plan years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 26, 2012

CA SAVINGS HARVEST PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value
Mutual funds	$848,691,848	$878,592,474
Common collective trusts	126,302,816	113,649,862
ESOP stock fund	125,302,251	151,552,170

Total investments, at fair value	1,100,296,915	1,143,794,506
Receivables:
ERISA account	191,914	—
Employer contributions	28,900,501	13,039,801
Participant contributions	89,778	35,072
Notes receivable from participants	17,326,174	16,449,347

Total receivables	46,508,367	29,524,220

Total assets	1,146,805,282	1,173,318,726
Liabilities:
Administrative expenses payable	157,825	410,478

Net assets available for benefits, at fair value	$1,146,647,457	$1,172,908,248

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN

Statements of Changes in Net Assets Available for Benefits

Plan Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(55,819,741)	$102,849,676
Dividend income	14,620,645	16,174,999

Total investment income/(loss)	(41,199,096)	119,024,675
Interest income on notes receivable from participants	765,440	820,241
Contributions:
Participants	77,777,098	71,858,353
Employer	43,036,980	26,247,091

Total contributions	120,814,078	98,105,444
ERISA account	567,596	392,052

Total additions	80,948,018	218,342,412
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	106,743,171	99,052,197
Administrative expenses	465,638	1,096,264

Total deductions	107,208,809	100,148,461

Net increase/(decrease) in net assets available for benefits	(26,260,791)	118,193,951
Net assets available for benefits at beginning of year	1,172,908,248	1,054,714,297

Net assets available for benefits at end of year	$1,146,647,457	$1,172,908,248

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a) General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b) Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c) Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $16,500 for the calendar years ended December 31, 2011 and 2010. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,500 for the calendar years ended December 31, 2011 and 2010. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2011 was $15,049,300 of which $896,354 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2010 was $14,610,260, of which $1,398,982 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Board of Directors may, in its sole discretion, determine. The discretionary contribution for the plan year ended December 31, 2011 was $28,884,034, which was paid in the form of 1,144,375 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended December 31, 2011 was allocated directly to the ESOP Stock Fund and funded into each participant’s account on May 24, 2012. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The discretionary contribution for the plan year ended December 31, 2010 was $13,035,813, which was paid in the form of 575,532 shares of common stock of the Company.

(d) Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company and earnings thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service, with respect to contributions made after March 31, 2008. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years ending prior to March 31, 2002	Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years beginning on or after March 31, 2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7

(e) Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances.

(f) Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2011, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

Fidelity Institutional Money Market Portfolio — invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Fund INSTL— invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund — invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund — invests at least 80% of its assets in a broadly diversified portfolio of common stocks.

Vanguard Institutional Index Fund — employing ‘passive management’, this fund invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Vanguard Inflation Protected Securities Fund — invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government in order to provide inflation protection and income consistent with investment in inflation-indexed securities.

American Funds The Growth Fund of America Class R5 — invests primarily in common stocks.

Artisan Mid Cap Fund Investor Class — invests primarily in a diversified portfolio of stocks of mid-sized U.S. Companies that the investment manager identifies as well positioned for long term growth, reasonably priced by the market and at the early stage in their profit cycle.

Fidelity Low Priced Stock Fund — invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contra Fund — invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Small Cap Stock Fund — invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Artisan Mid Cap Value Fund Investor Class — invests primarily in a diversified portfolio of stocks of medium sized U.S. companies that Artisan believes are undervalued, in a solid financial condition and provide a controlled level of risk.

Thornburg International Value Fund — primarily invests in foreign securities or depository receipts of foreign securities

American Beacon Small Cap Value Fund — invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $3.0 billion or less at the time of investment.

Vanguard Total Stock Market Index Fund — employs a passive management strategy designed to track the performance of the MSCI US Broad Market Index, which consists of all the U.S. common stocks traded regularly on the New York Stock Exchange and the NASDAQ over-the-counter market.

Vanguard Total Bond Market Index Fund — employs a passive management strategy designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests at least 80% of assets in bonds held in the index.

Vanguard Extended Market Index Fund — employs a passive management strategy designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

Vanguard Total International Stock Index Fund — employs a passive management strategy designed to track the performance of the MSCI All Country World ex USA Investable Market Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States.

Common Collective Trust Funds

Pyramis Institutional Large Cap Core Commingled Pool — a unitized fund option that invests in securities that the fund believes have sustainable competitive advantages in their respective industries or in market leaders expected to sustain strong earnings growth in their respective markets.

Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) — these are not mutual funds; they are asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that are managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the Pool’s target retirement year. They invest in a diversified portfolio of equity index, fixed income index and / or short term products.

Stock

ESOP Stock Fund — invests solely in the common stock of the Company.

Of the investment options listed above, the Vanguard Total International Stock Index Fund was added on December 22, 2011, the Thornburg International Value Fund replaced the Fidelity Diversified International Fund on August 11, 2011, and the Vanguard Total Stock Market Index Fund, the Vanguard Total Bond Market Index Fund, and the Vanguard Extended Market Index Fund were added as investment options on July 11, 2011.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g) Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.

(h) Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans originated during the plan year ended December 31, 2011 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of December 31, 2011 and 2010 bore interest ranging from 4.25% to 9.75%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $37,768 and $38,511 for the plan years ended December 31, 2011 and 2010, respectively.

(i) Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (described below) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company would then be responsible for payment.

(j) Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $384,874 and $487,557, respectively, and are available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(k) ERISA Account

The Trustee and the Plan maintain a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a cash account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the Fidelity Institutional Money Market Portfolio.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $97,563 at December 31, 2011 and $12,206 at December 31, 2010. There is also a credit of $191,914 due to the ERISA Account as of December 31, 2011 for the fourth quarter of 2011.

(l) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs), (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to align the fair value measurement requirements of U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning on or after December 15, 2011. The Plan Sponsor believes the disclosure requirements will not have a material impact on the Plan’s financial statements.

(c) Investments Valuation and Income Recognition

Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments, which is used as the practical expedient. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend (or reinvestment) date and interest is recorded when earned.

(d) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(e) Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At December 31, 2011 and 2010 approximately 10.93% and 12.92% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(g) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(3)	Investments

The following individual investments exceeded 5% of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Mutual funds, at fair value:
Fidelity Contra Fund	$76,831,465	$77,034,034
Fidelity Institutional Money Market Portfolio	181,398,561	185,425,054
Fidelity Puritan Fund	70,375,617	72,571,336
PIMCO Total Return Fund INSTL	94,282,232	93,510,126
Dodge and Cox Stock Fund	*	66,496,007
Fidelity Diversified International Fund	*	105,866,962
Thornburg International Value Fund	84,239,664	*
Vanguard Institutional Index Fund	72,078,377	71,096,148
Artisan Mid Cap Fund Investor Class	59,346,887	60,574,874
ESOP Stock Fund, at fair value	125,302,251	151,552,170

*	Investment did not exceed 5% of the Plan’s net assets as of this date.

During the plan years ended December 31, 2011 and 2010, the Plan’s investments appreciated/(depreciated) in value (including investments bought, sold, and held during the year) as follows:

	December 31, 2011	December 31, 2010
Mutual funds	$(27,732,712)	$74,113,112
Common collective trusts	(2,316,767)	13,378,514
ESOP Stock Fund	(25,770,262)	15,358,050

	$(55,819,741)	$102,849,676

Fair Value Measurements:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of December 31, 2011 and 2010:

	December, 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$125,302,251	—	—	$125,302,251
Mutual funds
Large cap	239,671,951	—	—	239,671,951
Mid cap	141,074,834	—	—	141,074,834
Small cap	17,527,420	—	—	17,527,420
Balanced	70,375,617	—	—	70,375,617
Fixed income	113,699,634	—	—	113,699,634
Money market	181,398,561	—	—	181,398,561
International	84,943,831	—	—	84,943,831
Common collective trusts
Large cap	—	35,720,597	—	35,720,597
Balanced	—	90,582,219	—	90,582,219

Total	$973,994,099	126,302,816	—	$1,100,296,915

	December, 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$151,552,170	—	—	$151,552,170
Mutual funds
Large cap	252,255,768	—	—	252,255,768
Mid cap	113,965,066	—	—	113,965,066
Small cap	48,978,341	—	—	48,978,341
Balanced	72,571,336	—	—	72,571,336
Fixed income	99,529,947	—	—	99,529,947
Money market	185,425,054	—	—	185,425,054
International	105,866,962	—	—	105,866,962
Common collective trusts
Large cap	—	40,779,220	—	40,779,220
Balanced	—	72,870,642	—	72,870,642

Total	$1,030,144,644	113,649,862	—	$1,143,794,506

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•	Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.

There have been no changes in the methodology used at December 31, 2011 and 2010. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $529,474 and $748,126 for the plan years ended December 31, 2011 and 2010, respectively, and include participant fees and recordkeeping and administrative costs. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits for the plan year ended December 31, 2011 reflect a reduction of expense of $202,957 arising from the adjustment of the 2010 accrual in 2011.

Of the $529,474 paid to FMTC and FIIOC for the plan year ended December 31, 2011, $22,428 was paid from plan forfeitures, $130,754 was paid from participant accounts, and $376,292 was paid from the ERISA Account (see note (1)(k) for a description of the ERISA Account). Of the $748,126 paid to FMTC and FIIOC for the plan year ended December 31, 2010, $226,091 was paid from plan forfeitures, $129,983 was paid from participant accounts and $392,052 was paid from the ERISA Account. The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The IRS has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was restated effective March 31, 2009. In January of 2010, an Application for Determination of Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) were submitted to the IRS. Although a response has not been received, the Plan Committee and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated January 25, 2011, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established under the Plan will be entitled to exemption from Puerto Rico income taxes. The Plan intends to apply for a determination letter from the Puerto Rico Department of Treasury to confirm that it remains qualified under the applicable sections of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “PRIRC”), pursuant to PRIRC Sections 1081.01(a) and (d).

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits for any tax periods in progress. As of December 31, 2011, the Plan was not subject to audits or investigations by the Puerto Rico Department of Treasury.

During an internal review of the Plan completed in March 2012, the Company discovered that the forfeiture of non-vested terminated participants’ account balances had not been administered in accordance with the Plan. This error relates to the non-vested account balances of terminated participants who incurred five or more consecutive one-year breaks in service. This error was continuous for at least 15 years and as a result, the non-vested account balances of these terminated participants accumulated to approximately $6 million (in participant accounts) as of March 31, 2012. Therefore, these amounts were not made available in the forfeiture account to restore prior forfeitures, pay expenses or fund employer contributions at the first available time. This error had no impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan Committee intends to fully correct this operational error on or before September 30, 2012 in accordance with the IRS’s Voluntary Correction Program under the Employee Plans Compliance Resolution System (EPCRS). The correction process will provide that amounts currently forfeitable are forfeited (withdrawn from participant accounts and transferred to the Plan’s forfeiture account within the trust) at which time they will be immediately available to restore prior forfeitures, pay plan expenses and fund employer contributions to the Plan as per the Plan.

Supplemental Schedule

CA SAVINGS HARVEST PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current value (e)
	Vanguard Institutional Index Fund	Mutual Fund, 626,550.569 shares	**	$72,078,377
	Vanguard Inflation Protected Securities Fund	Mutual Fund, 1,136,782.104 shares	**	16,039,995
	Vanguard Total International Stock Fund	Mutual Fund, 26,876.631 shares	**	704,167
	Vanguard Extended Market Index Fund	Mutual Fund, 15,940.108 shares	**	538,935
	Vanguard Total Stock Market Index Fund	Mutual Fund, 96,029.516 shares	**	2,901,051
	Vanguard Total Bond Market Index Fund	Mutual Fund, 307,037.031 shares	**	3,377,407
	PIMCO Total Return Fund INSTL	Mutual Fund, 8,673,618.402 shares	**	94,282,232
	Dodge and Cox Stock Fund	Mutual Fund, 547,758.891 shares	**	55,674,214
	Artisan Mid Cap Fund Investor Class	Mutual Fund, 1,802,213.378 shares	**	59,346,887
	Artisan Mid Cap Value Fund Investor Class	Mutual Fund, 1,792,419.381 shares	**	35,310,662
	American Funds The Growth of America Class R5	Mutual Fund, 1,122,274.882 shares	**	32,186,844
	American Beacon Small Cap Value Fund	Mutual Fund, 922,010.511 shares	**	17,527,420
	Thornburg International Value Fund	Mutual Fund, 3,517,313.754 shares	**	84,239,664
*	Pyramis Institutional Large Cap Core Commingled Pool	Common Collective Trust, 3,880,532.584 units	**	35,720,597
*	Fidelity Puritan Fund	Mutual Fund, 3,978,271.156 shares	**	70,375,617
*	Fidelity Contra Fund	Mutual Fund, 1,138,918.842 shares	**	76,831,465
*	Fidelity Institutional Money Market Portfolio	Mutual Fund, 181,398,561.230 shares	**	181,398,561
*	Fidelity Low Priced Stock Fund	Mutual Fund, 600,247.621 shares	**	21,446,848
*	Fidelity Small Cap Stock Fund	Mutual Fund, 1,477,116.184 shares	**	24,431,502
*	Pyramis Index Lifecycle 2000 Commingled Pool	Common Collective Trust, 32,730.060 units	**	354,139
*	Pyramis Index Lifecycle 2005 Commingled Pool	Common Collective Trust, 42,063.946 units	**	449,243
*	Pyramis Index Lifecycle 2010 Commingled Pool	Common Collective Trust, 196,420.670 units	**	2,109,558
*	Pyramis Index Lifecycle 2015 Commingled Pool	Common Collective Trust, 739,795.723 units	**	7,812,243
*	Pyramis Index Lifecycle 2020 Commingled Pool	Common Collective Trust, 1,135,210.793 units	**	11,476,981
*	Pyramis Index Lifecycle 2025 Commingled Pool	Common Collective Trust, 1,899,012.922 units	**	19,066,090
*	Pyramis Index Lifecycle 2030 Commingled Pool	Common Collective Trust, 1,799,265.470 units	**	17,129,007
*	Pyramis Index Lifecycle 2035 Commingled Pool	Common Collective Trust, 1,543,772.062 units	**	14,557,770
*	Pyramis Index Lifecycle 2040 Commingled Pool	Common Collective Trust, 1,124,248.258 units	**	10,455,509
*	Pyramis Index Lifecycle 2045 Commingled Pool	Common Collective Trust, 491,126.301 units	**	4,572,386
*	Pyramis Index Lifecycle 2050 Commingled Pool	Common Collective Trust, 282,531.824 units	**	2,599,293
*	CA, Inc.	Common Stock, 6,196,808.233 shares	**	125,302,251
*	Plan participants	1,676 Loans to participants with interest rates ranging from 4.25% to 9.75% and terms from 1 to 20 years	**	17,326,174

	Total			$1,117,623,089

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore is not included

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By:	/s/ James H. Hodge
Senior Vice President, Treasurer and Corporate Controller

Date: June 26, 2012

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm